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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               AMMONIA HOLD, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   03167H-10-5
                                 (CUSIP Number)

                   TRANSATLANTIC SURETY AND BOND COMPANY, LTD
                 ATTN: CHARLES GIANNETTO, ESQ., GENERAL COUNSEL
                        5703 RED BUG LAKE ROAD, SUITE 226
                          WINTER SPRINGS, FLORIDA 32708

                                  407-279-0029
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 15, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box. [  ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         §240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03167H-10-5
________________________________________________________________________________

               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  TRANSATLANTIC SURETY AND BOND COMPANY, LTD.
________________________________________________________________________________

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)  XXX
________________________________________________________________________________

               3. SEC Use Only
                  ..............................................................
________________________________________________________________________________

               4. Source of Funds (See Instructions)
                  WC, OO
________________________________________________________________________________

               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)___________
________________________________________________________________________________

               6. Citizenship or Place of Organization
                  UNITED KINGDOM
________________________________________________________________________________

Number of              7. Sole Voting Power.............3,273,510
Shares                __________________________________________________________
Beneficially
Owned by               8. Shared Voting Power ...............0
Each                  __________________________________________________________
Reporting
Person With            9. Sole Dispositive Power........3,273,510
                      __________________________________________________________

                      10. Shared Dispositive Power ..........0
________________________________________________________________________________

              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................3,273,510
________________________________________________________________________________

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)___________
________________________________________________________________________________

              13. Percent of Class Represented by Amount in Row (11)
                  30%
________________________________________________________________________________

              14. Type of Reporting Person (See Instructions)
                  CO
________________________________________________________________________________

Item 3 - Source and Amount of Funds

     On June 15, 2001, the Ammonia Hold, Inc. ("Company") entered into an
     Acquisition Agreement with Transatlantic Surety and Bond Co. Ltd. (a U.K.
     corporation) (TSB) in which TSB would purchase 3,273,510 shares of the
     Company's common stock, which represents 30% of the outstanding stock, for a $1,250,000 debenture.  The stock was issued pursuant to a convertible, callable, secured, subordinated debenture, interest of 6%, with payments of 25% due in 12 months, 25% due in 24 months, and the remaining  balance due in 36 months.  The Company has the option to convert any remaining balance at June 15, 2004 into stock of TSB.  TSB has the option to call the debenture anytime after June 15, 2002 and pay any principal and accrued interest.  On June 15, 2001 the Company issued 654,702 shares of common stock to TSB and the remaining shares into an escrow account.  The escrowed shares are to be released upon performance of the debenture.

Item 4 - Purpose of Transaction

TSB, through its US operating entity, TransAtlantic Finance, Ltd., (TAF) will act as the Merchant and Investment Banking representative for Ammonia Hold.

TSB proposes to redirect the strategic focus of Ammonia Hold, Inc.:

     o    Structure as holding company and change name to TS&B Holding, Inc.
     o    Position TS&B Holding, Inc. to make one or more acquisitions for revenue and profit accumulation
     o    Raise additional capital
     o    Position the company for listing on multiple exchanges, or acquire a company that is already listed on an alternate exchange
     o    Continue a growth plan that incorporates internal and external means.

The redirection objective is to provide TS&B Holding, Inc. with controlled growth and profitability through acquisitions and through internal growth of the acquired business enterprises. Management believes that with a moderately aggressive acquisition program, the conglomerate should create significant revenue and profit streams within twenty-four (24) to thirty-six (36) months.

TS&B Holding, Inc. will hire qualified management personnel to act as
Acquisition Team Leaders (ATL's). These individuals will locate, evaluate and propose the acquisition of a target company within a specified geographical area. The Central Acquisition Team (CAT), composed of the President of TS&B
Holding, Inc. and other senior staff members, oversee all ATL activities.

Each of the subsidiary companies is also charged with identification of acquisition candidates. Once identified, an ATL would be assigned to work with the subsidiary management in the evaluation of the candidate. These efforts will increase the value and scope of a particular subsidiary, as well as increase the earnings power of the subsidiary and overall company.

                    TS&B HOLDING, INC. - ACQUISITION STRATEGY

The following outline briefly demonstrates the steps to growth through acquisition:

o    Acquisition Team Leaders (ATL's) locate, evaluate and propose the acquisition of a target company within a specified geographical area.
Pre-selected and targeted acquisition candidates are approached and a level of interest is determined.

o    A comprehensive evaluation of the acquisition candidate is undertaken to determine valuation and sale price. A method of purchase is structured using
Cash, Securities and assumed Debt.

o    TS&B Holding, Inc. has management teams that have the depth and knowledge to augment all aspects of a strategic alliance. Coupled with TS&B Holding,
Inc.'s team are top legal and CPA firms.

o    As part of the acquisition process, each subsidiary manager, i.e. seller, submits a three-year operating plan for approval by TS&B Holding, Inc. Each seller, as subsidiary management, maintains complete operational and P&L control of his respective firm, provided that operating results are consistent with the approved plan. At a negotiated future date, each seller will have the right to either buy back their firm, or request it be spun out as a public company.

o    Although each seller gives up stock ownership control, he receives an interest in the parent company. Due to the conglomerate nature, this equates to interest in multiple companies. This diversification strengthens the stock value of each individual participant and all shareholders.

o    Each of the core acquisition companies will be a primary focus for development and growth. The mechanism to establish growth is through the formation of subsidiaries with a minimum of two medium size divisions. All entities in the conglomerate use the combined strength of the participants to raise capital.

o    Cost savings are generated through combining cost centers, such as human resources and accounting.

o    The core group of stockholders has extensive checks and balances in place to ensure that TS&B Holding, Inc. will carry out its stated goal. TS&B Holding,
Inc. will have a Board of Directors consisting of at least nine (9) members.
Board membership will include the President of TS&B Holding, Inc, one director from each acquired firm and two (2) outside directors

o    Finally, a proposed exit strategy is for the core acquisition group, composed of acquired subsidiaries, to go public through a registered distribution or IPO at some point in the future.

                              GROWTH OPPORTUNITIES

The Company can capitalize on changing markets within the scope of the acquired subsidiary's business through:

     o    Organic growth
     o    Additional related acquisition(s)
     o    Leveraging its business system in additional markets.

By its very nature, the business of acquisition consumes more capital than it generates causing the leverage of future earnings. Accordingly, accomplishing the Company's growth program is dependent upon the availability of fresh equity, credit lines and subordinated debt.

As part of the acquisition agreement, TSB will, through the program identified above, place companies with gross sales totaling $60,000,000 over the next 36 months into Ammonia Hold, Inc.

Safe Harbor Statement

The statements contained herein which are not historical are forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements, including, but not limited to, the Company's ability to market its products and services and future customer acceptance for these products and services and other risks detailed from time to time in company documents furnished to investors.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2001
Date

/s/ Scott R. Neils
Signature

Scott R. Neils, Chief Operating Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact
           constitute Federal criminal violations (See 18 U.S.C. 1001)